Exhibit 99.1

Ferrari N.V.

Interim Report
At and for the three months ended March 31, 2023
____________________________________________________________________________________________________

1

BOARD OF DIRECTORS

Executive Chairman

John Elkann

Vice Chairman

Piero Ferrari

Chief Executive Officer

Benedetto Vigna

Directors

Delphine Arnault
Francesca Bellettini
Eddy Cue
Sergio Duca
John Galantic
Maria Patrizia Grieco
Adam Keswick
Mike Volpi

INDEPENDENT AUDITORS

DELOITTE & TOUCHE S.p.A.

CERTAIN DEFINED TERMS

    In this report (the “Interim Report”), unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require.

INTRODUCTION

    The Interim Condensed Consolidated Financial Statements at and for the three months ended March 31, 2023 (the “Interim Condensed Consolidated Financial Statements”) included in this Interim Report have been prepared in compliance with IAS 34 — Interim Financial Reporting (IAS 34). The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements at and for the year ended December 31, 2022 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2023” in the notes to the Interim Condensed Consolidated Financial Statements.

    The Group’s financial information in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “$” refer to the currency of the United States of America (the “United States”).

    Certain totals in the tables included in this Interim Report may not add due to rounding.

    The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

    This Interim Report is unaudited.

FORWARD-LOOKING STATEMENTS
    Statements contained in this report, particularly those regarding our possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth as well as industry growth and other trends and projections, are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, without limitation:

•our ability to preserve and enhance the value of the Ferrari brand;
•the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities, the uncertainty of the sponsorship and commercial revenues we generate from our participation in the Formula 1 World Championship, as well as the popularity of Formula 1 more broadly;
•our ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including hybrid and electric, more broadly into our car portfolio over time and to make appealing designs for our new models;
•the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to our products, as well as possible future bans of combustion engine cars in cities and the potential advent of self-driving technology;
•increases in costs, disruptions of supply or shortages of components and raw materials;
•our ability to successfully carry out our low volume/controlled growth strategy in the markets we are present;
•global economic conditions, macro events and pandemics, including the ongoing conflict between Russia and Ukraine and the COVID-19 pandemic;
•changes in the general economic environment (including changes in some of the markets in which we operate) and changes in demand for luxury goods, including high performance luxury cars, demand for which is highly volatile;
•our ability to preserve our relationship with the automobile collector and enthusiast community;
•competition in the luxury performance automobile industry;
•changes in client preferences and automotive trends;
•disruptions at our manufacturing facilities in Maranello and Modena;
•climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters;
•our ability to maintain the functional and efficient operation of our information technology systems and to defend from the risk of cyberattacks, including on our in-vehicle technology;
•reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;
•the performance of our dealer network on which we depend for sales and services;
•product warranties, product recalls and liability claims;
•the performance of our licensees for Ferrari-branded products;
•our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;

•our continued compliance with customs regulations of various jurisdictions;
•labor relations and collective bargaining agreements;
•our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;
•changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate;
•our ability to service and refinance our debt;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;
•the adequacy of our insurance coverage to protect us against potential losses;
•the ability of Maserati, our engine customer, to sell its planned volume of cars;
•potential conflicts of interest due to director and officer overlaps with our largest shareholders; and
•other factors discussed elsewhere in this document.

We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended March 31,
	2023	2022
	(€ million, except per share data)
Net revenues	1,429	1,186
EBIT	385	307
Profit before taxes	381	299
Net profit	297	239
Net profit attributable to:
Owners of the parent	296	238
Non-controlling interests	1	1
Basic earnings per common share (in Euro) (1)	1.63	1.30
Diluted earnings per common share (in Euro) (1)	1.62	1.29
____________________________
(1)    See Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share for the three months ended March 31, 2023 and 2022.

Consolidated Statement of Financial Position Data

	At March 31, 2023	At December 31, 2022
	(€ million)
Cash and cash equivalents	1,441	1,389
Receivables from financing activities	1,399	1,400
Total assets	8,022	7,766
Debt	2,708	2,812
Total equity	2,808	2,602
Equity attributable to owners of the parent	2,802	2,593
Non-controlling interests	6	10
Share capital	3	3
Common shares issued and outstanding (in thousands of shares)	181,627	181,954

Other Statistical Information
Shipments (1)

(Number of cars and % of total cars)	For the three months ended March 31,
	2023	%	2022	%
EMEA
Germany	361	10.1%	438	13.5%
Italy	229	6.4%	204	6.3%
UK	205	5.7%	224	6.9%
Switzerland	141	4.0%	162	5.0%
France	129	3.6%	150	4.6%
Middle East (2)	101	2.8%	123	3.8%
Other EMEA (3)	368	10.4%	442	13.5%
Total EMEA	1,534	43.0%	1,743	53.6%
Americas (4)	962	27.0%	658	20.2%
Mainland China, Hong Kong and Taiwan	396	11.1%	285	8.8%
Rest of APAC (5)	675	18.9%	565	17.4%
Total	3,567	100.0%	3,251	100.0%
_____________________________
(1)    Excluding the XX Programme, racing cars, one-off and pre-owned cars.
(2)     Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)     Other EMEA includes Africa and the other European markets not separately identified.
(4)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Average number of employees for the period

	For the three months ended March 31,
	2023	2022
Average number of employees for the period	4,961	4,632

Highlights of the three months ended March 31, 2023
Highlights during the three months ended March 31, 2023 included the following:
•the unveiling of the Ferrari Roma Spider at an exclusive event at the El Badi Palace in Marrakesh. The Ferrari Roma Spider is a timelessly elegant, high-performance car with a contemporary take on the chic, pleasure-seeking Italian lifestyle of the 1950s and 60s. This spider carries over the proportions, volumes and specifications of the Ferrari Roma’s hugely successful V8 2+ concept, but what makes it so striking is the adoption of a soft top, a solution making a welcome return to the Prancing Horse range on a front-engined car 54 years after the 1969 365 GTS4.
•new multiyear partnership agreements for our racing teams with Virtual Gaming World and Asahi Europe and International starting in 2023 and 2024, respectively.
•the renewal of the company-specific collective labor agreement, which applies to all Ferrari employees in Italy, with various trade unions for the four-year period 2023-2026. The main elements of the agreement renewal concern salary increases for employees (including an expected overall increase of more than 11% in the first two years), as well as the enhancement of the system of representation in industrial and trade union relations, with a further stimulus to commissions.
•the Board of Directors recommended to the Company’s shareholders to declare a dividend of €1.810 per common share, totaling approximately €329 million. The proposal was subsequently approved by the Company’s shareholders as further described in Note 20 “Subsequent events” to the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.
•the full repayment of a bond upon maturity for a total consideration of approximately €390 million (including accrued interest)
•share repurchases for total consideration of €96.8 million under the common share repurchase program, of which €8.5 million was for the purchase of 34,671 common shares from a group of employees who were assigned shares under the Group’s equity incentive plans in order to cover the employee’s taxable income, as is standard practice (“Sell to Cover”) in a cross transaction.
•the receipt from a threat actor of a ransom demand related to certain client contact details. Ferrari immediately started an investigation, informed the relevant authorities and worked to further reinforce its systems. The breach has had no direct operational or financial impacts on the Company.

Results of Operations
Three months ended March 31, 2023 compared to three months ended March 31, 2022
    The following is a discussion of the results of operations for the three months ended March 31, 2023 compared to the three months ended March 31, 2022. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the three months ended March 31,
	2023	Percentage of net revenues	2022	Percentage of net revenues
	(€ million, except percentages)
Net revenues	1,429	100.0%	1,186	100.0%
Cost of sales	711	49.8%	588	49.6%
Selling, general and administrative costs	114	8.0%	90	7.6%
Research and development costs	214	15.0%	198	16.6%
Other expenses/(income), net	6	0.4%	5	0.4%
Result from investments	1	0.1%	2	0.1%
EBIT	385	26.9%	307	25.9%
Financial income	35	2.4%	18	1.5%
Financial expenses	39	2.7%	26	2.2%
Net financial expenses	4	0.3%	8	0.7%
Profit before taxes	381	26.6%	299	25.2%
Income tax expense	84	5.8%	60	5.0%
Net profit	297	20.8%	239	20.2%

Net revenues

	For the three months ended March 31,				Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2023 vs. 2022
	(€ million, except percentages)
Cars and spare parts (1)	1,241	86.8%	1,008	85.0%	233	23.1%
Sponsorship, commercial and brand (2)	130	9.1%	113	9.5%	17	12.7%
Engines (3)	33	2.3%	37	3.1%	(4)	(11.5%)
Other (4)	25	1.8%	28	2.4%	(3)	(11.3%)
Total net revenues	1,429	100.0%	1,186	100.0%	243	20.5%
_____________________________
(1)Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements, our share of the Formula 1 World Championship commercial revenues, and net revenues generated through the Ferrari brand, including fashion collection, merchandising, licensing and royalty income.
(3)Includes net revenues generated from the sale of engines to Maserati for use in their cars and from the rental of engines to other Formula 1 racing teams.
(4)Primarily relates to financial services activities and management of the Mugello racetrack and other sports-related activities.

    Net revenues for the three months ended March 31, 2023 were €1,429 million, an increase of €243 million, or 20.5 percent (an increase of 17.9 percent on a constant currency basis), from €1,186 million for the three months ended March 31, 2022.

The change in net revenues was attributable to the combination of (i) a €233 million increase in cars and spare parts and (ii) a €17 million increase in sponsorship, commercial and brand, partially offset by (iii) a €4 million decrease in engines and (iv) a €3 million decrease in other net revenues.
Cars and spare parts
    Net revenues generated from cars and spare parts were €1,241 million for the three months ended March 31, 2023, an increase of €233 million, or 23.1 percent, from €1,008 million for the three months ended March 31, 2022.

    The increase in net revenues from cars and spare parts was primarily attributable to higher car volumes, richer product and country mix, as well as the contribution from personalizations and pricing. The increase was also supported by the positive contribution from the appreciation of the U.S. Dollar compared to the Euro.

Total shipments increased by 316 cars, or 9.7 percent, from 3,251 cars in the first quarter of 2022 to 3,567 cars in the first quarter of 2023. The product portfolio in the quarter included nine internal combustion engine (ICE) models and four hybrid engine models, which represented 65 percent and 35 percent of total shipments, respectively. The increase in shipments was driven by the Ferrari Portofino M, the 296 GTB and the 812 Competizione, as well as our first deliveries of the 296 GTS and the 812 Competizione A, partially offset by the F8 Tributo, which reached the end of its lifecycle. The Daytona SP3 was in ramp up phase during the quarter.

The €233 million increase in net revenues from cars and spare parts was composed of: (i) a €142 million increase in Americas, (ii) a €40 million increase in APAC (iii) a €39 million increase in Mainland China, Hong Kong and Taiwan, and (iv) a €12 million increase in EMEA. The mix of net revenues by geography was impacted by deliberate geographic allocations of shipments, which reflected the pace of introduction of new models.

Sponsorship, commercial and brand

    Net revenues generated from sponsorship, commercial agreements and brand management activities were €130 million for the three months ended March 31, 2023, an increase of €17 million, or 12.7 percent, from €113 million for the three months ended March 31, 2022, mainly attributable to the better prior year Formula 1 ranking and to lifestyle activities.

Engines

    Net revenues generated from engines were €33 million for the three months ended March 31, 2023, a decrease of €4 million, or 11.5 percent, from €37 million for the three months ended March 31, 2022, driven by a decrease in engines sold to Maserati, for which the contract will expire at the end of 2023.

Cost of sales

	For the three months ended March 31,				Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2023 vs. 2022
	(€ million, except percentages)
Cost of sales	711	49.8%	588	49.6%	123	20.9%

    Cost of sales for the three months ended March 31, 2023 was €711 million, an increase of €123 million, or 20.9 percent, from €588 million for the three months ended March 31, 2022. As a percentage of net revenues, cost of sales was 49.8 percent for the three months ended March 31, 2023 compared to 49.6 percent for the three months ended March 31, 2022.
    The increase in cost of sales was primarily attributable to higher car volumes, including personalizations, a change in product mix and higher industrial costs, reflecting raw materials inflation and depreciation.
Selling, general and administrative costs

	For the three months ended March 31,				Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2023 vs. 2022
	(€ million, except percentages)
Selling, general and administrative costs	114	8.0%	90	7.6%	24	26.8%
    Selling, general and administrative costs for the three months ended March 31, 2023 were €114 million, an increase of €24 million, or 26.8 percent, from €90 million for the three months ended March 31, 2022. As a percentage of net revenues, selling, general and administrative costs were 8.0 percent for the three months ended March 31, 2023 compared to 7.6 percent for the three months ended March 31, 2022.

    The increase of €24 million was mainly attributable to communication, marketing and lifestyle activities, as well as costs to support the Company’s organizational development.

Research and development costs

	For the three months ended March 31,				Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2023 vs. 2022
	(€ million, except percentages)
Research and development costs expensed during the period	136	9.5%	145	12.1%	(9)	(5.7%)
Amortization of capitalized development costs	78	5.5%	53	4.5%	25	46.6%
Research and development costs	214	15.0%	198	16.6%	16	8.4%

    Research and development costs for the three months ended March 31, 2023 were €214 million, an increase of €16 million, or 8.4 percent, from €198 million for the three months ended March 31, 2022. As a percentage of net revenues, research and development costs were 15.0 percent for the three months ended March 31, 2023 compared to 16.6 percent for the three months ended March 31, 2022.

The increase of €16 million was primarily attributable to a an increase in amortization of capitalized development costs of €25 million driven by a general increase in capitalized development costs in recent years in line with our strategy to innovate and broaden our product range, partially offset by a decrease in research and development costs expensed of €9 million. The increase in the proportion of development costs capitalized (compared to costs expensed) reflects both the advancement through the stages of development for many of the technologies we are creating, as well as the cap on certain costs we may incur for the chassis, as well as the development of the power unit to be introduced in 2026, of our Formula 1 racing cars in accordance with applicable FIA financial regulations.

EBIT

	For the three months ended March 31,				Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2023 vs. 2022
	(€ million, except percentages)
EBIT	385	26.9%	307	25.9%	78	25.3%

    EBIT for the three months ended March 31, 2023 was €385 million, an increase of €78 million, or 25.3 percent, from €307 million for the three months ended March 31, 2022. As a percentage of net revenues, EBIT increased to 26.9 percent for the three months ended March 31, 2023 from 25.9 percent for the three months ended March 31, 2022.

The increase in EBIT was primarily attributable to the combined effects of (i) positive volume impact of €28 million reflecting higher shipments, (ii) positive product and country mix impact of €85 million, (iii) negative contribution of €16 million from research and development costs, (iv) negative contribution of €24 million from selling, general and administrative costs, (v) negative contribution of €23 million from higher industrial costs, reflecting the effects of rising raw materials prices and higher depreciation, partially offset by the better prior year Formula 1 ranking and higher contribution from lifestyle activities, and (vi) positive foreign currency exchange impact of €28 million (including foreign currency hedging instruments). The positive product and country mix impact was mainly driven by personalizations, enrichment of the product mix and positive country mix, sustained by Americas and Mainland China, Hong Kong and Taiwan, as well as pricing, partially offset by fewer deliveries of our Icona models (the Daytona SP3 in the first quarter of 2023 compared to the Monza SP1 and SP2 in the first quarter of 2022).

Net financial expenses

	For the three months ended March 31,		Increase/(Decrease)
	2023	2022	2023 vs. 2022
	(€ million, except percentages)
Financial income	35	18	17	92.8%
Financial expenses	39	26	13	49.6%
Net financial expenses	4	8	4	(46.7%)

    Net financial expenses for the three months ended March 31, 2023 was €4 million, a decrease of €4 million, or 46.7 percent from €8 million for the three months ended March 31, 2022, mainly attributable to higher interest income on cash and cash equivalents held by the Group.

Income tax expense

	For the three months ended March 31,		Increase/(Decrease)
	2023	2022	2023 vs. 2022
	(€ million, except percentages)
Income tax expense	84	60	24	39.9%
Income tax expense for the three months ended March 31, 2023 was €84 million, an increase of €24 million, or 39.9 percent, compared to €60 million for the three months ended March 31, 2022.
The increase in income tax expense was primarily attributable to an increase in profit before taxes. Income taxes for the three months ended March 31, 2023 and 2022 benefited from the application of the Patent Box tax regime.

    The effective tax rate was 22.0 percent for the three months ended March 31, 2023 and 20.0 percent for the three months ended March 31, 2022. The effective tax rate is mainly impacted by the applicable regulatory changes to the aforementioned Patent Box tax regime.

Liquidity and Capital Resources

Liquidity Overview

    We require liquidity in order to fund our operations, meet our obligations, make capital investments and reward our shareholders. Short-term liquidity is required, among others, to purchase raw materials, parts, components and utilities for car production, as well as to fund personnel expenses and other operating costs. In addition to our general working capital and operational needs, we require cash for capital investments to support continuous product portfolio renewal and expansion, as well as for research and development activities aimed at continually innovating and improving our cars, including the transition of our product portfolio to hybrid and electric technology. We also make investments to enhance manufacturing efficiency, improve capacity, implement sustainability initiatives, ensure environmental and regulatory compliance and carry out maintenance activities, among others. We fund our capital expenditure primarily with cash generated from our operating activities. We also use liquidity to reward our shareholders through dividends and share repurchases. At our Capital Markets Day held on June 16, 2022, we announced a new multi-year share repurchase program of approximately €2 billion that is expected to be executed by 2026, as well as an increase in our expected dividend payout ratio from 30 percent to 35 percent of Adjusted Net Income starting in 2022.

We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring efficient and effective management of our funds. We believe that our cash generation together with our available liquidity, including committed credit lines granted from primary financial institutions, will be sufficient to meet our liquidity requirements. See the “Net Debt and Net Industrial Debt” section below for additional details relating to our liquidity.

Cyclical Nature of Our Cash Flows

Our working capital is subject to month to month fluctuations due to, among other things, production and sales volumes, our financial services activities, the timing of capital expenditures and, to a lesser extent, tax payments. In particular, our inventory levels generally increase in the periods leading up to the launch of new models, during the phase out of existing models when we build up spare parts, and at the end of the second quarter when our inventory levels are generally higher to support the summer plant shutdown.

We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when sales financing arrangements are utilized by us or by our dealers), while we generally pay most suppliers between 60 and 90 days after we receive the raw materials, components or other goods and services. Additionally, we also receive advance payments from our customers, mainly for our Icona and limited edition models. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although in certain regions we may warehouse cars for longer periods of time to ensure prompt deliveries. As a result of the above, including the advances received from customers for certain car models, we tend to receive payment for cars shipped before or around the time we are required to make payments for the raw materials, components or other materials used in the manufacturing of our cars.

Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and number of new models launches. Our development costs, as well as our other investments in capital expenditure, generally peak in periods when we develop a significant number of new models to renew or expand our product portfolio. Our investments in research and development are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure in a normal season is generally higher in the first and last quarters of the year, and also depends on the evolution of the applicable Formula 1 technical regulations, as well as the number and cadence of races during the course of the racing season. We are currently undergoing a period of structurally higher capital spending as we broaden our car architectures, prioritize innovation and advanced technologies, and transition our product portfolio to hybrid and electric powertrains. We also continue to make significant capital investments in operating assets and infrastructure projects that are important for our continued growth and development, including for the ongoing construction of our new e-building, which will be used for the production of BEVs and related batteries.

The payment of income taxes also affects our cash flows. We typically pay the first tax advance payment in the second quarter of the year, together with the remaining tax balance due for the previous year, and the remaining part of the advance payment in the third and/or fourth quarters. In addition to our income tax expense, our tax payments for the three months ended March 31, 2023 and 2022 also benefited from applying the aforementioned Patent Box tax regime in Italy.

Cash Flows

    The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the three months ended March 31, 2023 and 2022. For additional details of our cash flows, see our Interim Consolidated Statement of Cash Flows within our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

	For the three months ended March 31,
	2023	2022
	(€ million)
Cash and cash equivalents at beginning of the period	1,389	1,344
Cash flows from operating activities	393	413
Cash flows used in investing activities	(149)	(131)
Cash flows used in financing activities	(189)	(135)
Translation exchange differences	(3)	3
Total change in cash and cash equivalents	52	150
Cash and cash equivalents at end of the period	1,441	1,494

For the three months ended March 31, 2023 cash and cash equivalents held by the Group increased by €52 million compared to an increase of €150 million for the three months ended March 31, 2022. The difference in the net change in cash and cash equivalents of negative €98 million was primarily attributable to the combined effects of:

(i)an increase in cash flows used in financing activities of €54 million, driven by an increase in net repayments of debt of €93 million, partially offset by a decrease in share repurchases of €38 million;

(ii)an increase in cash flows used in investing activities of €18 million, driven by higher investments in intangible assets; and

(iii)a decrease in cash flows from operating activities of €20 million, driven by lower collection of advances for cars in the first quarter of 2023 compared to the first quarter of 2022 and higher cash used for inventories due to higher overall car volumes, partially offset by an increase in net profit before income tax expense, net financial expenses and amortization and depreciation of €114 million.

    Operating Activities - Three Months Ended March 31, 2023

    Our cash flows from operating activities for the three months ended March 31, 2023 were €393 million, primarily the result of:

(i)profit before taxes of €381 million adjusted for €152 million for depreciation and amortization expense, €4 million of net finance costs and net other non-cash expenses of €32 million (including provisions accrued and result from investments); and

(ii)€62 million of cash generated from the change in other operating assets and liabilities, primarily driven by Formula 1 activities.

These cash inflows were partially offset by:

(i)€191 million of cash absorbed from inventories, trade receivables and trade payables, attributable to inventories for €101 million driven by higher car volumes, trade receivables for €54 million driven by higher volumes and sponsorship agreements, and trade payables for €36 million;

(ii)€28 million related to cash absorbed by receivables from financing activities;

(iii)€15 million of net finance costs paid; and

(iv)€4 million of income taxes paid.

    Operating Activities - Three Months Ended March 31, 2022

    Our cash flows from operating activities for the three months ended March 31, 2022 were €413 million, primarily the result of:

(i)profit before taxes of €299 million adjusted for €116 million for depreciation and amortization expense, €8 million of net finance costs and net other non-cash expenses of €21 million (including provisions accrued and result from investments); and

(ii)€142 million of cash generated from the change in other operating assets and liabilities primarily driven by advances received for the Ferrari Daytona SP3 and the 812 Competizione A, as well as by Formula 1 activities.

These cash inflows were partially offset by:

(i)€130 million of cash absorbed from the net change in inventories, higher trade receivables and lower trade payables, primarily attributable to trade receivables for €89 million driven by higher volumes and sponsorship agreements, inventories for €37 million and trade payables for €4 million;

(ii)€23 million related to cash absorbed by receivables from financing activities;

(iii)€11 million of net finance costs paid; and

(iv)€9 million of income taxes paid.

    Investing Activities - Three Months Ended March 31, 2023
    For the three months ended March 31, 2023 our net cash used in investing activities was €149 million, primarily the result of:

(i)capital expenditures of €108 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs, and €42 million for additions to property, plant and equipment. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures”.

    Investing Activities - Three Months Ended March 31, 2022

    For the three months ended March 31, 2022 our net cash used in investing activities was €131 million, primarily the result of:

(i)capital expenditures of €91 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs, and €39 million for additions to property, plant and equipment, as well as €1 million for investments in joint ventures. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

    Financing Activities - Three Months Ended March 31, 2023

    For the three months ended March 31, 2023, net cash used in financing activities was €189 million, primarily the result of:

(i)€385 million for the full repayment of a bond previously issued in 2016;
(ii)€97 million to repurchase common shares under the Company’s share repurchase program (including the Sell to Cover practice under the Group’s equity incentive plans); and
(iii)€10 million for repayments of lease liabilities and other debt.
These cash outflows were partially offset by:
(i)€250 million in proceeds from new bank borrowings; and

(ii)€53 million of proceeds net of repayments related to our revolving securitization programs in the United States.

Financing Activities - Three Months Ended March 31, 2022

    For the three months ended March 31, 2022 net cash used in financing activities was €135 million, primarily the result of:

(i)€135 million to repurchase common shares under the Company’s share repurchase program (including the Sell to Cover practice under the equity incentive plans);

(ii)€21 million in net changes of borrowings from banks and other financial institutions; and

(iii)€3 million in repayments of lease liabilities.

These cash outflows were partially offset by:

(i)€20 million of proceeds net of repayments related to our revolving securitization programs in the United States; and

(ii)€4 million related to the net change in other debt.

Capital Expenditures

    Capital expenditures are defined as additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 — Leases) and intangible assets. Capital expenditures for the three months ended March 31, 2023 and 2022 were €165 million and €137 million, respectively.

    The following table sets forth a breakdown of capital expenditures by category for each of the three months ended March 31, 2023 and 2022:

	For the three months ended March 31,
	2023	2022
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	103	89
Patents, concessions and licenses	3	1
Other intangible assets	2	1
Total intangible assets	108	91
Property, plant and equipment
Land and industrial buildings	13	2
Plant, machinery and equipment	13	9
Other assets	5	8
Advances and assets under construction	26	27
Total property, plant and equipment	57	46
Total capital expenditures	165	137
Intangible assets

    Our total capital expenditures in intangible assets were €108 million for the three months ended March 31, 2023 (€91 million for the three months ended March 31, 2022).

The most significant investments in intangible assets relate to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials and personnel costs relating to the engineering, design and development activities focused on content enhancement of existing cars and new models, including to broaden and innovate our product portfolio and our ongoing investments in advanced technologies (including hybrid and electric), as well as the development of key components used in our cars, which are necessary to provide continuing performance upgrades to our customers and which we expect to continue to develop primarily in-house.
    For the three months ended March 31, 2023 we invested €103 million in externally acquired and internally generated development costs, of which €78 million related to the development of models to be launched in future years and €25 million primarily related to the development of our current product portfolio and components.

    For the three months ended March 31, 2022 we invested €89 million in externally acquired and internally generated development costs, of which €66 million related to the development of models to be launched in future years and €23 million primarily related to the development of our current product portfolio and components.

Property, plant and equipment

    Our total capital expenditures in property, plant and equipment for the three months ended March 31, 2023 and 2022 were €57 million and €46 million, respectively.

    For the three months ended March 31, 2023 and 2022, we made significant investments for advances and assets under construction in line with our growth plans and our focus on the renewal and broadening of our product portfolio and supporting future model launches, as well as investments for the ongoing construction of our e-building, which will be used for the production of battery electric vehicles (BEVs) and related batteries, and for the three months ended March 31, 2022 only, tracts of land adjacent to our facilities in Maranello as part of our expansion plans. The cumulative acquisition of tracts of land adjacent to our facilities in Maranello as part of our expansion plans, since the start of 2019 to March 31, 2023 amounted to €126 million. We also made investments in plant, machinery and equipment, primarily related to industrial tools needed for the production of cars and investments in car production lines (including those for models to be launched in future years), as well as investments related to our personalization programs and engine assembly lines.

    At March 31, 2023, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €208 million (€201 million at December 31, 2022).

Non-GAAP Financial Measures
    We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic Earnings per Common Share, Adjusted Diluted Earnings per Common Share, Net Debt, Net Industrial Debt, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information to management and investors regarding our performance and improve our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
EBITDA and Adjusted EBITDA

    EBITDA is defined as net profit before income tax expense, net financial expenses and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is provided in order to present how the underlying business has performed prior to the impact of the adjusting items, which may obscure the underlying performance and impair comparability of results between periods.

    The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three months ended March 31, 2023 and 2022, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting EBITDA, therefore Adjusted EBITDA was equal to EBITDA for the periods presented.

	For the three months ended March 31,
	2023	2022
	(€ million)
Net profit	297	239
Income tax expense	84	60
Net financial expenses	4	8
EBIT	385	307
Amortization and depreciation	152	116
EBITDA	537	423
Adjustments	—	—
Adjusted EBITDA	537	423
Adjusted EBIT
    Adjusted EBIT represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted EBIT in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.
    The following table presents EBIT and Adjusted EBIT for the three months ended March 31, 2023 and 2022. There were no adjustments impacting EBIT, therefore Adjusted EBIT was equal to EBIT for the periods presented.

	For the three months ended March 31,
	2023	2022
	(€ million)
EBIT	385	307
Adjustments	—	—
Adjusted EBIT	385	307
Adjusted Net Profit
    Adjusted Net Profit represents net profit as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted Net Profit in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.

    The following table presents Net Profit and Adjusted Net Profit for the three months ended March 31, 2023 and 2022. There were no adjustments impacting Net Profit, therefore Adjusted Net Profit was equal to net profit for the periods presented.

	For the three months ended March 31,
	2023	2022
	(€ million)
Net profit	297	239
Adjustments	—	—
Adjusted Net Profit	297	239
Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share

Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share represent earnings per share, as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.

    The following table presents Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share for the three months ended March 31, 2023 and 2022. There were no adjustments impacting Basic Earnings per Common Share and Diluted Earnings per Common Share, therefore Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share were equal to basic earnings per common share and diluted earnings per common share for the periods presented.

		For the three months ended March 31,
		2023	2022
Net profit attributable to owners of the Company	€ million	296	238
Weighted average number of common shares for basic earnings per share	thousand	181,783	183,531
Basic earnings per common share	€	1.63	1.30
Adjustments	€	—	—
Adjusted Basic Earnings per Common Share	€	1.63	1.30

Weighted average number of common shares (1) for diluted earnings per share	thousand	182,021	183,780
Diluted earnings per common share	€	1.62	1.29
Adjustments	€	—	—
Adjusted Diluted Earnings per Common Share	€	1.62	1.29
_____________________________
(1)For three months ended March 31, 2023 and 2022 the weighted average number of common shares for diluted earnings per common share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the Group’s equity incentive plans (assuming 100 percent of the target awards vested).

See Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements, included elsewhere in this document, for the calculation of the basic and diluted earnings per common share.

Net Debt and Net Industrial Debt
Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage. We believe the presentation of Net Industrial Debt aids management and investors in their analysis of the Group’s financial position and financial performance and to compare the Group’s financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at March 31, 2023 and December 31, 2022.

	At March 31, 2023	At December 31, 2022
	(€ million)
Cash and cash equivalents	1,441	1,389

Bonds and notes	(1,103)	(1,490)
Asset-backed financing (Securitizations)	(1,137)	(1,105)
Lease liabilities	(67)	(57)
Borrowings from banks and other financial institutions	(363)	(114)
Other debt	(38)	(46)
Total debt	(2,708)	(2,812)
Net Debt (A)	(1,267)	(1,423)
Net Debt of Financial Services Activities (B)	(1,214)	(1,216)
Net Industrial Debt (A) - (B)	(53)	(207)

    The Net Debt of Financial Services Activities, as defined above, mainly relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States, which amounted to €1,399 million at March 31, 2023 and €1,400 million at December 31, 2022.

The following table presents our receivables from financing activities and our Net Debt of Financial Services Activities at March 31, 2023 and December 31, 2022:

	At March 31, 2023	At December 31, 2022
	(€ million)
Receivables from financing activities	1,399	1,400
Net Debt of Financial Services Activities	(1,214)	(1,216)
For further details of our receivables from financing activities and our asset-backed financing (securitizations), see Note 18 “Current Receivables and Other Current Assets” and Note 23 “Debt” to the Interim Condensed Consolidated Financial Statements included elsewhere in this document.

Cash and cash equivalents

    Cash and cash equivalents amounted to €1,441 million at March 31, 2023 compared to €1,389 million at December 31, 2022.

    Approximately 80 percent of our cash and cash equivalents were denominated in Euro at March 31, 2023 (approximately 85 percent at December 31, 2022). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including cash held in foreign currencies), which amounted to €114 million at March 31, 2023 (€97 million at December 31, 2022), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

    The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At March 31, 2023	At December 31, 2022
	(€ million)
Euro	1,152	1,181
U.S. Dollar	117	70
Chinese Yuan	112	96
Japanese Yen	20	6
Other currencies	40	36
Total	1,441	1,389

    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €56 million at March 31, 2023 (€44 million at December 31, 2022).

    Total available liquidity

    Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at March 31, 2023 was €2,059 million (€2,058 million at December 31, 2022).

    The following table summarizes our total available liquidity:

	At March 31, 2023	At December 31, 2022
	(€ million)
Cash and cash equivalents	1,441	1,389
Undrawn committed credit lines	618	669
Total available liquidity	2,059	2,058

    The undrawn committed credit lines at March 31, 2023 and December 31, 2022 relate to revolving credit facilities.

Debt

For further details relating to our debt, see Note 23 “Debt” in the Interim Condensed Consolidated Financial Statements included elsewhere in this document.

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the three months ended March 31, 2023 and 2022.

	For the three months ended March 31,
	2023	2022
	(€ million)
Cash flows from operating activities	393	413
Investments in property, plant and equipment, intangible assets and joint ventures	(150)	(132)
Free Cash Flow	243	281
Free Cash Flow from Financial Services Activities	(21)	(16)
Free Cash Flow from Industrial Activities	264	297

    Free Cash Flow for the three months ended March 31, 2023 was €243 million compared to €281 million for the three months ended March 31, 2022. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.

    Free Cash Flow from Industrial Activities for the three months ended March 31, 2023 was €264 million compared to €297 million for the three months ended March 31, 2022. The decrease in Free Cash Flow from Industrial Activities was primarily attributable to higher investments in intangible assets, lower collection of advances for cars in the first quarter of 2023 compared to the first quarter of 2022 and higher cash used for inventories due to higher overall car volumes, partially offset by an increase in EBITDA of €114 million. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above. For additional information relating to cash flows see “Cash Flows” above.

Constant Currency Information
The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the variances of any foreign currency hedging (see Note 5 “Other Information” to the Interim Condensed Consolidated Financial Statements, included in this Interim Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

Risk Factors
We face a variety of risks and uncertainties in our business. For a description of these risks and uncertainties please see “Risk Factors” in the Group’s Annual Report and Form 20-F for the year ended December 31, 2022 filed with the AFM and the SEC on February 24, 2023. All such risks factors should be read in conjunction with this Interim Report. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.

Outlook
Confirming 2023 guidance, based on the following assumptions:

•Strong mix sustained by rich product portfolio, Ferrari Daytona SP3 and personalizations
•Price increase to counter balance current cost inflation
•Increasing depreciation and amortization in line with the start of production of new models
•Revenues from racing and lifestyle activities reflecting a limited improvement
•Industrial free cash flow generation sustained by strong profitability partially offset by disciplined capital expenditures to fuel long term development and negative working capital

(€B, unless otherwise stated)	2022A	2023 GUIDANCE
NET REVENUES	5.1	∼5.7
ADJ. EBITDA (margin %)	1.77 34.8%	2.13-2.18 ∼38%
ADJ. EBIT (margin %)	1.23 24.1%	1.45-1.50 ∼26%
ADJ. DILUTED EPS (€)	5.09(1)	6.00-6.20(1)
INDUSTRIAL FCF	0.76	Up to 0.90
_____________________________
(1)    Calculating using the weighted average diluted number of common shares for the year ended December 31, 2022 (183,072 thousand).

FERRARI N.V.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2023
(UNAUDITED)

FERRARI N.V.
INTERIM CONSOLIDATED INCOME STATEMENT
for the three months ended March 31, 2023 and 2022
(Unaudited)

		For the three months ended March 31,
	Note	2023	2022
		(€ thousand)
Net revenues	6	1,429,006	1,185,982
Cost of sales	7	711,036	588,202
Selling, general and administrative costs	8	114,067	89,964
Research and development costs	9	214,092	197,465
Other expenses/(income), net	10	6,462	4,984
Result from investments		1,570	1,880
EBIT		384,919	307,247
Financial income	11	34,371	17,823
Financial expenses	11	38,638	25,828
Net financial expenses	11	4,267	8,005
Profit before taxes		380,652	299,242
Income tax expense	12	83,743	59,849
Net profit		296,909	239,393
Net profit attributable to:
Owners of the parent		295,532	237,970
Non-controlling interests		1,377	1,423

Basic earnings per common share (in €)	13	1.63	1.30
Diluted earnings per common share (in €)	13	1.62	1.29

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three months ended March 31, 2023 and 2022
(Unaudited)

		For the three months ended March 31,
	Note	2023	2022
		(€ thousand)
Net profit		296,909	239,393
Gains on cash flow hedging instruments	20	10,712	20,610
Exchange differences on translating foreign operations	20	(3,757)	3,789
Related tax impact	20	(3,271)	(5,296)
Total other comprehensive income, net of tax (all of which may be reclassified to the consolidated income statement in subsequent periods)	20	3,684	19,103
Total comprehensive income		300,593	258,496
Total comprehensive income attributable to:
Owners of the parent		299,303	256,963
Non-controlling interests		1,290	1,533

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at March 31, 2023 and at December 31, 2022
(Unaudited)

	Note	At March 31, 2023	At December 31, 2022
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	14	1,329,944	1,307,388
Property, plant and equipment	15	1,442,308	1,457,825
Investments and other financial assets	16	63,674	59,534
Deferred tax assets		210,739	203,382
Total non-current assets		3,831,847	3,813,311
Inventories	17	763,636	674,662
Trade receivables	18	285,484	232,414
Receivables from financing activities	18	1,399,221	1,399,997
Current tax receivables	18	18,834	16,054
Other current assets	18	195,107	153,183
Current financial assets	19	86,324	87,301
Cash and cash equivalents		1,441,137	1,388,901
Total current assets		4,189,743	3,952,512
Total assets		8,021,590	7,765,823

Equity and liabilities
Equity attributable to owners of the parent		2,801,495	2,592,857
Non-controlling interests		6,030	9,630
Total equity	20	2,807,525	2,602,487

Employee benefits		102,076	110,807
Provisions	22	185,978	180,694
Deferred tax liabilities		129,672	126,507
Debt	23	2,707,513	2,811,779
Other liabilities	24	1,076,617	952,025
Other financial liabilities	19	6,577	19,993
Trade payables	25	860,736	902,968
Current tax payables		144,896	58,563
Total equity and liabilities		8,021,590	7,765,823

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended March 31, 2023 and 2022
(Unaudited)

	For the three months ended March 31,
	2023	2022
	(€ thousand)
Cash and cash equivalents at beginning of the period	1,388,901	1,344,146

Cash flows from operating activities:
Profit before taxes	380,652	299,242
Amortization and depreciation	151,843	115,502
Provision accruals	17,334	14,368
Result from investments	(1,570)	(1,880)
Net finance costs	4,267	8,005
Other non-cash expenses, net	15,923	8,506
Change in inventories	(100,856)	(37,233)
Change in trade receivables	(54,238)	(89,291)
Change in trade payables	(35,528)	(3,889)
Change in receivables from financing activities	(27,580)	(22,648)
Change in other operating assets and liabilities	62,071	142,343
Finance income received	5,888	591
Finance costs paid	(21,145)	(11,629)
Income tax paid	(3,517)	(9,462)
Total cash flows from operating activities	393,544	412,525

Cash flows used in investing activities:
Investments in property, plant and equipment	(41,616)	(39,464)
Investments in intangible assets	(108,392)	(90,947)
Investments in joint ventures	—	(1,367)
Proceeds from the sale of property, plant and equipment and intangible assets	1,121	801
Total cash flows used in investing activities	(148,887)	(130,977)

Cash flows used in financing activities:
Net change in borrowings from banks and other financial institutions	250,000	(21,091)
Net changes of lease liabilities	(4,251)	(3,430)
Proceeds from securitizations, net of repayments	53,188	20,224
Net change in other debt	(6,891)	4,613
Repayment of bonds and notes	(384,605)	—
Share repurchases	(96,765)	(135,078)
Total cash flows used in financing activities	(189,324)	(134,762)

Translation exchange differences	(3,097)	2,704

Total change in cash and cash equivalents	52,236	149,490
Cash and cash equivalents at end of the period	1,441,137	1,493,636

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the three months ended March 31, 2023 and 2022
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2021	2,573	2,192,453	(22,006)	42,518	(9,640)	2,205,898	5,518	2,211,416
Net profit	—	237,970	—	—	—	237,970	1,423	239,393
Other comprehensive income	—	—	15,314	3,679	—	18,993	110	19,103
Dividends	—	—	—	—	—	—	(2,266)	(2,266)
Share-based compensation	—	4,276	—	—	—	4,276	—	4,276
Share repurchases	—	(135,078)	—	—	—	(135,078)	—	(135,078)
At March 31, 2022	2,573	2,299,621	(6,692)	46,197	(9,640)	2,332,059	4,785	2,336,844

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2022	2,573	2,499,771	46,233	52,618	(8,338)	2,592,857	9,630	2,602,487
Net profit	—	295,532	—	—	—	295,532	1,377	296,909
Other comprehensive income	—	—	7,441	(3,670)	—	3,771	(87)	3,684
Dividends	—		—	—	—	—	(4,890)	(4,890)
Share-based compensation	—	6,100	—	—	—	6,100	—	6,100
Share repurchases	—	(96,765)	—	—	—	(96,765)	—	(96,765)
At March 31, 2023	2,573	2,704,638	53,674	48,948	(8,338)	2,801,495	6,030	2,807,525

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. BACKGROUND AND BASIS OF PRESENTATION

Background

    Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 179 authorized dealers operating 196 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 14 Ferrari-owned directly operated stores and 2 franchised stores, as well as on Ferrari’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including directly or through cooperation or other agreements with financial institutions. Ferrari also participates in the Formula 1 World Championship through its team Scuderia Ferrari and the World Endurance Championship through its Ferrari Endurance Teams. Ferrari’s racing activities are a core element of Ferrari marketing and promotional activities, as well as an important source of innovation to support the technological advancement of Ferrari’s product portfolio.

2. AUTHORIZATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

    These Interim Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on May 4, 2023, and have been prepared in compliance with IAS 34 — Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2022 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. There is no effect on these Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as endorsed by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2022, except as described in the section “New standards and amendments effective from January 1, 2023”.

3. BASIS OF PREPARATION FOR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as disclosures of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

    Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, when all the related information necessary is available, other than in the event that there are indications of impairment, in which case an immediate assessment is required. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
New standards and amendments effective from January 1, 2023
The following new standards and amendments effective from January 1, 2023 were adopted by the Group.

In May 2017 the IASB issued IFRS 17 — Insurance Contracts, which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. In June 2020 the IASB issued amendments to IFRS 17 aimed at helping companies implement IFRS 17 and make it easier for companies to explain their financial performance. The new standard and amendments are effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

In February 2021 the IASB issued amendments to IAS 1 — Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting Policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

In February 2021 the IASB issued amendments to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

In May 2021 the IASB issued amendments to IAS 12 — Income Taxes: Deferred Tax related to Assets and Liabilities Arising From a Single Transaction that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. These amendments are effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

In December 2021 the IASB issued an amendments to IFRS 17 — Insurance Contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information, which provides a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendment is aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract liabilities, and therefore improve the usefulness of comparative information for users of financial statements. The amendment is effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

In June 2020 the IASB issued amendments to IFRS 4 — Insurance Contracts which defer the expiry date of the temporary exemption from applying IFRS 9 to annual periods beginning on or after January 1, 2023. There was no effect from the adoption of these amendments.

New standards, amendments and interpretations not yet effective

    The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2024 or subsequent years are listed below:

In January 2020 the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

In September 2022 the IASB issued amendments to IFRS 16 — Leases: Liability in a Sale and Leaseback to improve the requirements for sale and leaseback transactions, which specify the measurement of the liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

In October 2022 the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Non-current Liabilities with Covenants, that clarify how conditions with which an entity must comply within twelve months after the

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
reporting period affect the classification of a liability. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

Scope of consolidation

    There were no changes in the scope of consolidation for the periods presented in this Interim Report.

4. FINANCIAL RISK FACTORS

The Group is exposed to various operational financial risks, including financial market risk (relating mainly to foreign currency exchange rates and, to a lesser extent, interest rates and commodity prices), credit risk and liquidity risk. The Interim Condensed Consolidated Financial Statements do not include all of the information and disclosures on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 30 “Qualitative and Quantitative Information on Financial Risks” of the Consolidated Financial Statements at and for the year ended December 31, 2022.

5. OTHER INFORMATION
    The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2023		2022
	Average for the three months ended March 31,	At March 31,	Average for the three months ended March 31,	At March 31,	At December 31,
U.S. Dollar	1.0721	1.0875	1.1217	1.1101	1.0666
Pound Sterling	0.8832	0.8792	0.8364	0.8460	0.8869
Swiss Franc	0.9923	0.9968	1.0364	1.0267	0.9847
Japanese Yen	141.8713	144.8300	130.4636	135.1700	140.6600
Chinese Yuan	7.3367	7.4763	7.1212	7.0403	7.3582
Australian Dollar	1.5688	1.6268	1.5491	1.4829	1.5693
Canadian Dollar	1.4507	1.4737	1.4206	1.3896	1.4440
Singapore Dollar	1.4293	1.4464	1.5169	1.5028	1.4300
Hong Kong Dollar	8.4035	8.5367	8.7551	8.6918	8.3163

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
6. NET REVENUES
    Net revenues are as follows:

	For the three months ended March 31,
	2023	2022
	(€ thousand)
Revenues from:
Cars and spare parts	1,241,481	1,008,099
Sponsorship, commercial and brand	129,750	112,642
Engines	32,713	36,971
Other	25,062	28,270
Total net revenues	1,429,006	1,185,982
    Other net revenues primarily relate to financial services activities, management of the Mugello racetrack and other sports-related activities.

Interest and other financial income from financial services activities included within net revenues for the three months ended March 31, 2023 and 2022 amounted to €21,637 thousand and €14,216 thousand, respectively.

7. COST OF SALES
    Cost of sales for the three months ended March 31, 2023 and 2022 amounted to €711,036 thousand and €588,202 thousand, respectively, consisting mainly of the cost of materials, components and labor related to the manufacturing and distribution of cars and spare parts and, to a lesser extent, engines sold to Maserati and engines rented to other Formula 1 racing teams. The remaining costs mainly include depreciation, insurance and transportation costs, as well as warranty and product-related costs, which are estimated and recorded at the time of shipment.
Interest and other financial expenses from financial services activities included within cost of sales for the three months ended March 31, 2023 and 2022 amounted to €12,859 thousand and €3,112 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

Selling, general and administrative costs are as follows:

	For the three months ended March 31,
	2023	2022
	(€ thousand)
Selling costs	60,491	47,873
General and administrative costs	53,576	42,091
Total selling, general and administrative costs	114,067	89,964

Selling costs consist mainly of costs for sales personnel, marketing and events, and retail stores. Costs for marketing and events primarily relate to corporate events, trade shows and media and client events for the launch of new models, lifestyle events, including the use of digital solutions, as well as sponsorship and indirect marketing costs incurred mainly through the Formula 1 racing team, Scuderia Ferrari.

    General and administrative costs consist mainly of administration and other general expenses, including for personnel, that are not directly attributable to manufacturing, sales or research and development activities.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
9. RESEARCH AND DEVELOPMENT COSTS
    Research and development costs are as follows:

	For the three months ended March 31,
	2023	2022
	(€ thousand)
Research and development costs expensed during the period	135,924	144,160
Amortization of capitalized development costs	78,168	53,305
Total research and development costs	214,092	197,465
    Research and development costs expensed during the period primarily relate to research and development activities for Formula 1 racing as well as development activities to support the innovation of our product portfolio and components, in particular, in relation to electric and other new technologies. Amortization of capitalized development costs have increased in recent years as a result of our strategy to update and broaden our product range and significantly increase our efforts relating to innovation and advanced technologies, including hybrid and electric.

Research and development costs for the three months ended March 31, 2023 and 2022 are recognized net of technology-related government incentives.

10. OTHER EXPENSES/(INCOME), NET
Other expenses/(income), net are as follows:

	For the three months ended March 31,
	2023	2022
	(€ thousand)
Other expenses	7,636	6,823
Other income	(1,174)	(1,839)
Total other expenses/(income), net	6,462	4,984

Other expenses mainly related to indirect taxes, provisions, and other miscellaneous expenses and other income mainly related to rental income, gains on the disposal of property, plant and equipment and other miscellaneous income.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
11. NET FINANCIAL EXPENSES

	For the three months ended March 31,
	2023	2022
	(€ thousand)
Financial income
Related to:
Industrial activities (A)	34,371	17,823
Financial services activities (reported within net revenues)	21,637	14,216

Financial expenses
Related to:
Industrial activities (B)	38,638	25,828
Financial services activities (reported with cost of sales)	12,859	3,112
Net financial expenses relating to industrial activities (B - A)	4,267	8,005
Net financial expenses primarily relate to interest expenses on debt and net foreign currency exchange impact, including the net costs of hedging.

12. INCOME TAX EXPENSE
    Income tax expense is as follows:

	For the three months ended March 31,
	2023	2022
	(€ thousand)
Current tax expense	93,662	81,569
Deferred tax benefit	(9,919)	(21,720)
Total income tax expense	83,743	59,849
    Income tax expense amounted to €83,743 thousand for the three months ended March 31, 2023 compared to €59,849 thousand for the three months ended March 31, 2022. The change in deferred tax (benefit)/expense was primarily attributable to timing differences related to intercompany profit on inventory.

Income taxes for the three months ended March 31, 2023 and 2022 benefited from the application of the Patent Box tax regime.
The effective tax rate was 22.0 percent for the three months ended March 31, 2023 and 20.0 percent for the three months ended March 31, 2022.
IRAP (current and deferred) for the three months ended March 31, 2023 and 2022 amounted to €12,556 thousand and €11,599 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the three months ended March 31, 2023 and 2022, respectively.

    Deferred tax assets and liabilities of the individual consolidated companies are offset within the interim consolidated statement of financial position when a legally enforceable right to offset exists.

The Group’s Italian entities participate in a group Italian tax consolidation under Ferrari N.V.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
13. EARNINGS PER SHARE
    Basic earnings per share
    Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares issued and outstanding during the period. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended March 31,
		2023	2022
Profit attributable to owners of the parent	€ thousand	295,532	237,970
Weighted average number of common shares for basic earnings per share	thousand	181,783	183,531
Basic earnings per share	€	1.63	1.30

    Diluted earnings per share
    For the three months ended March 31, 2023 and 2022, the weighted average number of shares for diluted earnings per share was increased to take into consideration the dilutive effects of the potential common shares relating to the Group’s equity incentive plans (assuming 100 percent of the target awards vested). See Note 21 for additional details on the equity incentive plans.

    The following table provides the amounts used in the calculation of diluted earnings per share for the three months ended March 31, 2023 and 2022:

		For the three months ended March 31,
		2023	2022
Profit attributable to owners of the parent	€ thousand	295,532	237,970
Weighted average number of common shares for diluted earnings per share	thousand	182,021	183,780
Diluted earnings per share	€	1.62	1.29

14. INTANGIBLE ASSETS

	Balance at December 31, 2022	Additions	Disposals	Amortization	Translation differences and other	Balance at March 31, 2023
	(€ thousand)
Intangible assets	1,307,388	108,392	(2,547)	(83,281)	(8)	1,329,944

Additions primarily related to externally acquired and internally generated development costs to support the development of our existing and future models.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
15. PROPERTY, PLANT AND EQUIPMENT

	Balance at December 31, 2022	Additions	Disposals	Depreciation	Translation differences and other	Balance at March 31, 2023
	(€ thousand)
Property, plant and equipment	1,457,825	56,710	(3,000)	(68,562)	(665)	1,442,308
    At March 31, 2023 property plant and equipment included €63,408 thousand of right-of-use assets (€54,148 thousand at December 31, 2022). The following table summarizes the changes in the carrying amount of right-of-use assets for the three months ended March 31, 2023:

	Balance at December 31, 2022	Additions	Disposals	Depreciation	Translation differences and other	Balance at March 31, 2023
	(€ thousand)
Right-of-use assets	54,148	15,094	(905)	(4,571)	(358)	63,408

For the three months ended March 31, 2023 depreciation of right-of use assets amounted to €4,571 thousand and interest expense on lease liabilities amounted to €390 thousand (€3,767 thousand and €222 thousand respectively for the three months ended March 31, 2022).

At March 31, 2023 the Group had contractual commitments for the purchase of property, plant and equipment amounting to €208,247 thousand (200,949 thousand at December 31, 2022).

16. INVESTMENTS AND OTHER FINANCIAL ASSETS

The composition of investments and other financial assets is as follows:

	At March 31, 2023	At December 31, 2022
	(€ thousand)
Investments accounted for using the equity method	50,648	49,087
Other securities and financial assets	13,026	10,447
Total investments and other financial assets	63,674	59,534

Investments accounted for using the equity method
    Investments accounted for using the equity method mainly relate to the Group’s investment in Ferrari Financial Services GmbH (“FFS GmbH”), a German entity that offers retail client financing in certain markets in EMEA (primarily the UK, Germany and Switzerland). FFS GmbH is the Group’s partnership with FCA Bank S.p.A. (“FCA Bank”), which, following the sale by the Stellantis Group of its 50% ownership interest in FCA Bank to Crédit Agricole Consumer Finance S.A. (“CACF”) in April 2023, is now fully owned by CACF and renamed CA Auto Bank. Investments accounted for using the equity method also relate to the Group’s investment in FS China Limited, a joint venture formed in China in 2021 to manage certain lifestyle activities in the local market, which is in the startup phase.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Changes in the carrying amount of the investment during the period were as follows:

(€ thousand)
Balance at January 1, 2023	49,087
Proportionate share of net profit for the period from January 1, 2023 to March 31, 2023	1,570
Other changes	(9)
Balance at March 31, 2023	50,648
Other securities and financial assets
    Other securities and financial assets primarily include Series C Liberty Formula One shares (the “Liberty Media Shares”) of Liberty Media Corporation (the group responsible for the promotion of the Formula 1 World Championship), which are measured at fair value and amounted to €12,533 thousand at March 31, 2023 (€9,954 thousand at December 31, 2022).

17. INVENTORIES

	At March 31, 2023	At December 31, 2022
	(€ thousand)
Raw materials	151,714	142,430
Semi-finished goods	172,900	145,459
Finished goods	439,022	386,773
Total inventories	763,636	674,662
The increase in inventories is mainly due to higher car volumes, improved product mix and the start of production of new models.

The amount of inventory write-downs recognized as an expense within cost of sales was €6,688 thousand and €4,316 thousand for the three months ended March 31, 2023 and 2022, respectively.

18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At March 31, 2023	At December 31, 2022
	(€ thousand)
Receivables from financing activities	1,399,221	1,399,997
Trade receivables	285,484	232,414
Current tax receivables	18,834	16,054
Other current assets	195,107	153,183
Total	1,898,646	1,801,648

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
    Receivables from financing activities

    Receivables from financing activities are as follows:

	At March 31, 2023	At December 31, 2022
	(€ thousand)
Client financing	1,390,352	1,390,956
Dealer financing	8,869	9,041
Total	1,399,221	1,399,997
    Receivables from financing activities relate to the financial services portfolio in the United States and are generally secured on the title of cars or other guarantees.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At March 31, 2023	At December 31, 2022
	(€ thousand)
Financial derivatives	82,836	80,233
Other financial assets	3,488	7,068
Current financial assets	86,324	87,301
    The following table provides the analysis of derivative assets and liabilities at March 31, 2023 and December 31, 2022.

	At March 31, 2023		At December 31, 2022
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedges:
Foreign currency derivatives	50,824	(5,045)	41,270	(16,976)
Commodities	—	(1,168)	5	(772)
Interest rate caps	29,191	—	36,771	—
Total cash flow hedges	80,015	(6,213)	78,046	(17,748)
Other foreign currency derivatives	2,821	(364)	2,187	(2,245)
Total	82,836	(6,577)	80,233	(19,993)

At March 31, 2023 and December 31, 2022, substantially all foreign currency derivatives had a maturity of twelve months or less.

    Foreign currency derivatives that do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives. Interest rate caps relate to derivative instruments required as part of certain securitization agreements.

20. EQUITY
Share capital
    At March 31, 2023 and December 31, 2022 the fully paid up share capital of the Company was €2,573 thousand, consisting of 193,923,499 common shares and 63,349,112 special voting shares, all with a nominal value of €0.01. At March 31, 2023, the Company had 12,287,273 common shares and 16,240 special voting shares held in treasury, while at December 31, 2022 the Company had 11,970,001 common shares and 5,199 special voting shares held in treasury. Shares in treasury include shares repurchased under the Group’s share repurchase program, which are recorded based on the transaction trade date. The increase in common shares held in treasury primarily reflects the repurchase of shares by the Company

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
through its share repurchase program, partially offset by shares assigned under the Group’s equity incentive plans. The increase in special voting shares held in treasury primarily reflects certain de-registrations under the Company’s special voting shares term and conditions. At March 31, 2023 and December 31, 2022 the Company held in treasury 4.78 percent and 4.65 percent of the total issued share capital of the Company, respectively(1).
_______________________________________
(1)The percentage of shares held in treasury compared to total issued share capital remains substantially the same if calculated considering only common shares held in treasury or if calculated considering common shares and special voting shares held in treasury.

    The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the three months ended March 31, 2023:

	Common Shares	Special Voting Shares	Total
Balance at December 31, 2022	181,953,498	63,343,913	245,297,411
Shares repurchased under share repurchase program(1)	(371,846)	—	(371,846)
Shares assigned under equity incentive plans(2)	45,634	—	45,634
Other changes(3)	—	(11,041)	(11,041)
Balance at March 31, 2023	181,627,286	63,332,872	244,960,158
_______________________________________
(1)Includes shares repurchased under the share repurchase program between January 1, 2023 and March 31, 2023 based on the transaction trade date, for a total consideration of €96,765 thousand (including transaction costs), including the shares purchased under Sell to Cover (as described in (2) below).
(2)On March 15, 2023, 80,305 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On March 15, 2023, the Company purchased 34,671 common shares, for a total consideration of €8,448 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in a cross transaction.
(3)Relates to the de-registration of certain special voting shares under the Company’s special voting shares term and conditions.

Other comprehensive income

    The following table presents other comprehensive income:

	For the three months ended March 31,
	2023	2022
	(€ thousand)
Gains on cash flow hedging instruments arising during the period	14,757	6,160
Reclassification of cash flow hedge reserves to the consolidated income statement	(4,045)	14,450
Gains on cash flow hedging instruments	10,712	20,610
Exchange differences on translating foreign operations arising during the period	(3,757)	3,789
Total other comprehensive income (all of which may be reclassified to the consolidated income statement in subsequent periods)	6,955	24,399
Related tax impact	(3,271)	(5,296)
Total other comprehensive income, net of tax	3,684	19,103

Gains on cash flow hedging instruments relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.

The tax effects relating to other comprehensive income are as follows:

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

	For the three months ended March 31,
	2023			2022
	Pre-tax balance	Tax impact	Net balance	Pre-tax balance	Tax impact	Net balance
	(€ thousand)
Gains on cash flow hedging instruments	10,712	(3,271)	7,441	20,610	(5,296)	15,314
Exchange gains on translating foreign operations	(3,757)	—	(3,757)	3,789	—	3,789
Total other comprehensive income	6,955	(3,271)	3,684	24,399	(5,296)	19,103

21. SHARE-BASED COMPENSATION

The Group has several equity incentive plans under which a combination of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one Ferrari common share, have been awarded to the Executive Chairman, the Chief Executive Officer (“CEO”), other members of the Ferrari Leadership Team (“FLT”) and other employees of the Group. See Note 21 “Share-Based Compensation” to the Consolidated Financial Statements for further details relating to the Group’s equity incentive plans.

Equity Incentive Plan 2020-2022

In the first quarter of 2023, 36,090 PSU awards vested as a result of the achievement of the related performance conditions and 32,339 RSU awards vested as a result of the achievement of the related service conditions. As a result, 68,429 common shares, which were previously held in treasury, were assigned to participants of the plan in the first quarter of 2023.

Equity Incentive Plan 2021-2023

    The PSU awards and RSU awards under the Equity Incentive Plan 2021-2023 vest in 2024 based on the level of achievement of the related performance targets or service conditions.

Equity Incentive Plan 2022-2024

The PSU awards and RSU awards under the Equity Incentive Plan 2022-2024 vest in 2025 based on the level of achievement of the related performance targets or service conditions.

Equity Incentive Plan 2023-2025

Under a new Equity Incentive Plan 2023-2025 approved in 2023, the Company awarded approximately 57,855 2023-2025 PSUs to the Executive Chairman, CEO, members of the FLT and other employees of the Group, and approximately 21,755 2023-2025 RSUs to members of the FLT and other employees of the Group. The PSUs and RSUs cover the three-year performance and service periods from 2023 to 2025.

2023-2025 PSU awards

The vesting of the awards is based on the achievement of defined key performance indicators as follows:

(i)TSR Target - 40 percent vest based on the achievement of the TSR ranking of Ferrari compared to an industry specific peer group of eleven;
(ii)Adjusted EBITDA Target - 40 percent vest based on the achievement of an Adjusted EBITDA target determined by comparing actual Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan;
(iii)ESG Target - 20 percent vest based on the achievement of defined objectives on an environment and social factor. In particular, of the ESG Target, 50 percent is based on the reduction of CO2 carbon emission and 50 percent is based on the maintenance of the equity salary certification.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Each target is settled independently of the other targets. The awards vest in 2025 and the total number of shares assigned upon vesting depends on the level of achievement of the targets.

2023-2025 RSU awards
The awards vest in 2025, subject to the recipient’s continued employment with the Company at the time of vesting.
Supplemental information relating to the Equity Incentive Plan 2023-2025 is summarized below.

TSR Target
The number of PSUs with a TSR Target that vest under the Equity Incentive Plan 2023-2025 is based on the Company’s TSR performance over the relevant performance period compared to an industry-specific peer group as summarized below.

Ferrari TSR Ranking	% of Target Awards that Vest
1	175%
2	150%
3	125%
4	100%
5	75%
6	50%
>6	0%
The defined peer groups (including the Company) for the TSR Target is presented below.

Ferrari	Aston Martin	Burberry	Estee Lauder
Hermes	Kering	LVMH	Mercedes Benz Group AG
Moncler	Prada	Richemont

Adjusted EBITDA Target
The number of PSUs with an Adjusted EBITDA Target that vest under the Equity Incentive Plan 2023-2025 is determined by comparing actual Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan, as summarized below.

Actual Adjusted EBITDA Compared to Business Plan	% of Awards that Vest
+15%	175%
+10%	150%
+5%	125%
Business Plan Target	100%
-5%	75%
<-5%	0%
    Fair value and key assumptions
The fair value of the PSU awards used for accounting purposes was measured at the grant date using a Monte Carlo Simulation model. The fair value of the RSU awards was measured using the share price at the grant date adjusted for the present value of future distributions which employees will not receive during the vesting period.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The fair value of the PSUs and RSUs that were awarded under the Equity Incentive Plan 2023-2025, which is determined based on actuarial calculations that apply certain assumptions and take into consideration the specific characteristics of the awards granted, is summarized in the following table.

Equity Incentive Plan 2023-2025
PSUs	€236.30
RSUs	€253.76
The key assumptions utilized to calculate the grant-date fair values of the PSUs that were awarded under the Equity Incentive Plan 2023-2025 are summarized below:

Equity Incentive Plan 2023-2025
Grant date share price	€259.60
Expected volatility	27.92%
Dividend yield	0.75%
Risk-free rate	2.90%
The expected volatility was based on the observed volatility of the defined peer group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.
Outstanding share awards

Changes to the outstanding number of PSU and RSU awards under all equity incentive plans of the Group are as follows:

	Outstanding PSU Awards	Outstanding RSU Awards	Total Outstanding Awards
Balance at December 31, 2022	140,205	87,190	227,395
Granted(1)	57,855	21,755	79,610
Vested(2)	(36,090)	(32,339)	(68,429)
Forfeited	(2,355)	(255)	(2,610)
Balance at March 31, 2023	159,615	76,351	235,966
____________________________________
(1)     Granted under the Equity Incentive Plan 2023-2025
(2)    Vested under the Equity Incentive Plan 2020-2022

Other share awards

During 2022, the Company awarded 15,271 share awards, which each represent the right to receive one Ferrari common share, to certain employees, of which 6,643 share awards vested immediately at the grant date and 6,838 vested in 2023. At March 31, 2023, 1,790 share awards remained outstanding and will vest in 2024, subject to the recipient’s continued employment with the Company at the time of vesting. The fair value of the awards was equal to €203 per award, measured using the share price at the grant date adjusted for the present value of future distributions which the recipients will not receive during the vesting period.

Share-based compensation expense

For the three months ended March 31, 2023 and 2022, the Company recognized €4,952 thousand and €3,152 thousand, respectively, as share-based compensation expense and an increase to other reserves within equity in relation to the PSUs and RSUs awarded under the Group’s equity incentive plans and other share-based awards to the Group’s employees. At March 31, 2023, unrecognized compensation expense amounted to €18,033 thousand and is expected to be recognized over the remaining vesting periods through 2024.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
For the three months ended March 31, 2023 the Group also recognized share-based compensation expense of €1,148 thousand as part of commercial agreements with certain suppliers.

22. PROVISIONS
    Provisions are as follows:

	At March 31, 2023	At December 31, 2022
	(€ thousand)
Warranty and recall campaigns provision	128,216	126,069
Legal proceedings and disputes	11,063	12,062
Environmental and other risks	46,699	42,563
Total provisions	185,978	180,694
    The provision for environmental and other risks primarily relates to environmental risks, including those relating to emissions regulations, as well as to disputes and matters which are not subject to legal proceedings, including contract-related disputes with suppliers, employees and other parties.
    Movements in provisions are as follows:

	Balance at December 31, 2022	Additional provisions	Utilization	Releases	Translation differences and other movements	Balance at March 31, 2023
	(€ thousand)
Warranty and recall campaigns provision	126,069	13,535	(11,168)	(11)	(209)	128,216
Legal proceedings and disputes	12,062	142	(66)	(979)	(96)	11,063
Environmental and other risks	42,563	4,872	(138)	(225)	(373)	46,699
Total provisions	180,694	18,549	(11,372)	(1,215)	(678)	185,978

23. DEBT

	Balance at December 31, 2022	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other (*)	Translation differences	Balance at March 31, 2023
	(€ thousand)
Asset-backed financing (Securitizations)	1,105,425	64,805	(11,617)	140	(22,000)	1,136,753
Bonds and notes	1,490,319	—	(384,605)	(2,597)	—	1,103,117
Borrowings from banks and other financial institutions	113,165	250,000	—	1,039	(1,449)	362,755
Lease liabilities	57,423	—	(4,251)	14,189	(337)	67,024
Other debt	45,447	8,959	(15,850)	—	(692)	37,864
Total debt	2,811,779	323,764	(416,323)	12,771	(24,478)	2,707,513
(*) Other changes in lease liabilities primarily relate to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.

Asset-backed financing (Securitizations)
As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by its financial services activities in the United States through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with the related receivables. As a result, the receivables sold through securitization programs are still

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
consolidated until collection from the customer. The securitization agreements for both programs require the maintenance of an interest rate cap.
The following table presents information relating to the revolving securitization programs:

Program	Funding Limit	Amount Outstanding at March 31, 2023	Amount Outstanding at December 31, 2022	Maturity Date
	($ million)	($ million)	($ million)
Retail (*)	975	924	896	December 2024
Leasing (*)	325	312	283	November 2023
Total asset-backed financing (Securitizations)	1,300	1,236	1,179
_____________________________
(*) At March 31, 2023 the notes relating to the retail securitization program bore interest at a rate per annum equal to the aggregate of a synthetic base rate substantially replicating the LIBOR plus a margin of 70 basis points and the notes relating to the leasing securitization program bore interest at a rate per annum equal to the aggregate of SOFR plus a margin of 65 basis points.
Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €56,003 thousand at March 31, 2023 (€44,085 thousand at December 31, 2022).
Bonds and notes
2023 Bond
On March 16, 2023 the Company fully repaid the 2023 Bond for a total consideration of €390,374 thousand (including accrued interest). The bond was previously issued on March 16, 2016, for a principal amount of €500 million at a coupon of 1.5 percent and due on March 2023. Following a cash tender offer, in July 2019 the Company executed the partial repurchase of these notes for an aggregate nominal amount of €115,395 thousand. The amount outstanding at December 31, 2022 was €388,947 thousand including accrued interest of €4,567 thousand.
2025 Bond

On May 27, 2020 the Company issued 1.5 percent coupon notes due May 2025 (“2025 Bond”), having a principal of €650 million. The notes were issued at a discount for an issue price of 98.898 percent, resulting in net proceeds of €640,073 thousand, after related expenses, and a yield to maturity of 1.732 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. The amount outstanding of the 2025 Bond at March 31, 2023 was €653,856 thousand, including accrued interest of €2,443 thousand (€650,923 thousand, including accrued interest of €5,818 thousand at December 31, 2022).
2029 and 2031 Notes
On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298,316 thousand, and the yields to maturity, on an annual basis, equal the nominal coupon rates of the Notes. The Notes are primarily used for general corporate purposes, including the funding of capital expenditures.
The amounts outstanding of the 2029 Notes at March 31, 2023 was €149,735 thousand, including accrued interest of €280 thousand (€150,135 thousand, including accrued interest of €700 thousand at December 31, 2022). The amount outstanding of the 2031 Notes at March 31, 2023 was €149,719 thousand, including accrued interest of €318 thousand (€150,178 thousand including accrued interest of €794 thousand at December 31, 2022).
2032 Notes

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
On July 29, 2021, the Company issued 0.91 percent senior notes due January 2032 (“2032 Notes”) through a private placement to certain US institutional investors having a principal of €150 million. The net proceeds from the issuance amounted to €149,495 thousand and the yield to maturity on an annual basis equals the nominal coupon rates of the Notes. The Notes are used for general corporate purposes. The amount outstanding of the 2032 Notes at March 31, 2023 was €149,807 thousand, including accrued interest of €246 thousand (€150,136 thousand, including accrued interest of €577 thousand at December 31, 2022).

The aforementioned notes impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. At March 31, 2023 and December 31, 2022, Ferrari was in compliance with the covenants of the notes.
Borrowings from banks and other financial institutions
The following table presents information relating to borrowings from banks and other financial institutions:

Borrowing Entity	Currency	Amount Outstanding at March 31, 2023	Amount Outstanding at December 31, 2022	Maturity Date
	(€ thousand)	(€ thousand)	(€ thousand)
Ferrari N.V.	EUR	150,973	—	January 2026
Ferrari N.V.	EUR	100,042	—	March 2026
Ferrari S.p.A.	EUR	37,500	37,500	June 2024
Ferrari Financial Services, Inc.	USD	74,240	75,665	April 2023
Total borrowings from banks and other financial institutions		362,755	113,165
Lease liabilities
The Group recognizes lease liabilities in relation to right-of-use assets in accordance with IFRS 16 — Leases. At March 31, 2023 lease liabilities amounted to €67,024 thousand (€57,423 thousand at December 31, 2022).
At March 31, 2023 the Group also had total committed credit lines available and undrawn amounting to €618 million and with maturities ranging from 2023 to 2026 (€669 million at December 31, 2022).
Other debt
Other debt mainly relates to other funding for operating and financing activities of the Group.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
24. OTHER LIABILITIES
    An analysis of other liabilities is as follows:

	At March 31, 2023	At December 31, 2022
	(€ thousand)
Deferred income	398,477	270,353
Advances and security deposits	446,628	451,166
Accrued expenses	93,363	98,535
Payables to personnel	50,446	55,789
Social security payables	29,230	26,498
Other	58,473	49,684
Total other liabilities	1,076,617	952,025
    Deferred income primarily includes amounts received under maintenance and power warranty programs of €245,902 thousand at March 31, 2023 and €239,879 thousand at December 31, 2022, which are deferred and recognized as revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group, and which are generally recognized in net revenues within the following year. The increase in deferred revenue primarily relates to advances received for Formula 1 sponsorship agreements.
Advances and security deposits primarily include advances received for the purchase of Ferrari cars, primarily Icona and limited edition models. The advances are recognized in net revenues when the cars are shipped.

25. TRADE PAYABLES
    Trade payables of €860,736 thousand at March 31, 2023 (€902,968 thousand at December 31, 2022) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
26. FAIR VALUE MEASUREMENT
    IFRS 13 - Fair Value Measurement establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

    Levels used in the hierarchy are as follows:

    Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

    Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

    Level 3 inputs are unobservable inputs for the assets and liabilities.

    Assets and liabilities that are measured at fair value on a recurring basis

    The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2023 and at December 31, 2022:

		At March 31, 2023
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Media Shares	16	12,533	—	—	12,533
Current financial assets	19	—	82,836	—	82,836
Total assets		12,533	82,836	—	95,369
Other financial liabilities	19	—	6,577		6,577
Total liabilities		—	6,577	—	6,577

		At December 31, 2022
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Media Shares	16	9,954	—	—	9,954
Current financial assets	19	—	80,233	—	80,233
Total assets		9,954	80,233	—	90,187
Other financial liabilities	19	—	19,993	—	19,993
Total liabilities		—	19,993	—	19,993
    There were no transfers between fair value hierarchy levels for the periods presented.
    The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using widely accepted valuation techniques. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate caps is determined by taking the prevailing foreign currency exchange rate and interest rates, as applicable, at the balance sheet date.
    The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of current bank accounts.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

     Assets and liabilities not measured at fair value on a recurring basis
    For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
    The following table presents the carrying amount and the fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At March 31, 2023		At December 31, 2022
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Receivables from financing activities	18	1,399,221	1,399,221	1,399,997	1,399,997
Total assets		1,399,221	1,399,221	1,399,997	1,399,997
Debt	23	2,707,513	2,677,558	2,811,779	2,770,633
Total liabilities		2,707,513	2,677,558	2,811,779	2,770,633

27. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24, the related parties of Ferrari include Exor N.V., and together with its subsidiaries the Exor Group, as well as all entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties also include companies over which the Exor Group is capable of exercising control, joint control or significant influence, including Stellantis N.V., and together with its subsidiaries the Stellantis Group, and CNH Industrial N.V. and its subsidiaries, as well as joint ventures and associates of Ferrari. In addition, members of the Ferrari Board of Directors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
    Transactions with Stellantis Group companies
•the sale of engines to Maserati S.p.A. (“Maserati”);
•the purchase of engine components for the use in the production of Maserati engines from FCA US LLC;
•transactions with Stellantis Group companies, mainly relating to a technical cooperation agreement with the aim to enhance the quality and competitiveness of their respective products while reducing costs and investments, to services provided by Stellantis Group companies, including human resources, payroll, tax and the procurement of insurance coverage, as well as to sponsorship revenues received.
Transactions with Stellantis Group companies for the periods presented include transactions with FCA Bank, which, following the sale by the Stellantis Group of its 50% ownership interest in FCA Bank to CACF in April 2023, is now fully owned by CACF and renamed CA Auto Bank.
    Transactions with Exor Group companies (excluding Stellantis Group companies)
•the Group incurs rental costs from Iveco S.p.A., a company belonging to Iveco Group, related to the rental of trucks used by the Formula 1 racing team;
•the Group earns sponsorship revenue from Iveco S.p.A.
    Transactions with other related parties
•the purchase of components for Formula 1 racing cars from COXA S.p.A.;

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
•consultancy services provided by HPE S.r.l.;
•sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;
•sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.
    In accordance with IAS 24, transactions with related parties also include compensation to Directors and managers with strategic responsibilities.
The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the three months ended March 31,
	2023			2022
	Net revenues	Costs (1)	Net financial expenses	Net revenues	Costs (1)	Net financial expenses
	(€ thousand)
Stellantis Group companies
Maserati	13,707	493	—	17,953	349	—
FCA US LLC	—	3,236	—	—	2,351	—
Other Stellantis Group companies	1,953	1,276	1,032	3,009	817	571
Total Stellantis Group companies	15,660	5,005	1,032	20,962	3,517	571
Exor Group companies (excluding the Stellantis Group)	19	315	—	—	305	—
Other related parties	380	3,761	—	141	2,637	—
Total transactions with related parties	16,059	9,081	1,032	21,103	6,459	571

Total for the Ferrari Group	1,429,006	831,565	4,267	1,185,982	683,150	8,005
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses, net.

Non-financial assets and liabilities originating from related party transactions are as follows:

	At March 31, 2023				At December 31, 2022
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
Stellantis Group companies
Maserati	12,138	3,955	107	1,123	17,458	4,806	—	2,246
FCA US LLC	10	4,864	—	—	10	4,637	—	—
Other Stellantis Group companies	780	2,250	200	747	700	1,978	111	1,063
Total Stellantis Group companies	12,928	11,069	307	1,870	18,168	11,421	111	3,309
Exor Group companies (excluding the Stellantis Group)	19	231	164	174	343	418	68	73
Other related parties	169	3,568	375	498	673	3,341	499	504
Total transactions with related parties	13,116	14,868	846	2,542	19,184	15,180	678	3,886

Total for the Ferrari Group	285,484	860,736	195,107	1,076,617	232,414	902,968	153,183	952,025
At March 31, 2023, current financial assets with related parties were €849 thousand (€4,364 thousand at December 31, 2022 and other financial payables with related parties were nil (€429 thousand at December 31, 2022).

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
28. ENTITY-WIDE DISCLOSURES
    The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three months ended March 31, 2023 and 2022, including the effects of foreign currency hedge transactions. Revenues by geography presented for material individual countries are not necessarily correlated to shipments of cars as certain countries include revenues from sponsorship and commercial activities mainly relating to Ferrari’s participation in the Formula 1 World Championship.

	For the three months ended March 31,
	2023	2022
	(€ thousand)
Italy	106,648	91,081
Rest of EMEA	559,891	568,005
of which UK	136,361	124,075
of which Germany	109,019	129,938
Americas (1)	409,585	257,761
of which United States of America	385,270	215,697
Mainland China, Hong Kong and Taiwan	148,100	108,430
Rest of APAC (2)	204,782	160,705
Total net revenues	1,429,006	1,185,982
______________________________
(1)    Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America.
(2)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

The Group had an average number of employees of 4,961 and 4,632 for the three months ended March 31, 2023 and 2022, respectively.

Depreciation amounted to €68,562 thousand and €57,614 thousand for the three months ended March 31, 2023 and 2022, respectively.

Amortization amounted to €83,281 thousand and €57,888 thousand for the three months ended March 31, 2023 and 2022, respectively.

29. SUBSEQUENT EVENTS
    The Group has evaluated subsequent events through May 4, 2023, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

On April 14, 2023, at the Annual General Meeting, the Shareholders of the Company approved, among others, a dividend in cash €1.810 per outstanding common share, corresponding to a total dividend amount of €329 million. The dividend will be paid on May 5, 2023.

Under the common share repurchase program, from April 1, 2023 to April 28, 2023 the Company purchased an additional 85,321 common shares for total consideration of €21.6 million. At April 28, 2023 the Company held in treasury an aggregate of 12,381,534 common shares.